Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5 phone: (416) 365-5123 fax: (416) 363-6622

CERTIFICATE

John Lewis Sims

I, John Lewis Sims, of Oakville, Ontario, do hereby certify that:

1.	I am responsible for the preparation of the Fort Knox Mine, Fairbanks North Star Borough, Alaska, USA, National Instrument 43-101 Technical Report effective date June 11, 2018 (the “Technical Report”).

2.	I am employed by, and carried out these assignments for Kinross Gold Corporation, whose address is at 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5, in the capacity as Vice President, Resource Geology and Brown Field Exploration and Qualified Person.

3.	I am a graduate of the University of Montana (1992) with a B.A.Sc. in Geology and have 33 years of mining industry experience.

4.	I am a member in good standing of the American Institute of Professional Geologists, AIPG Certification number CPG-10924.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property which is the subject of the Technical Report most recently in April 2017.

7.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101.

8.	Other than in my capacity as an employee of Kinross, I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this certificate not misleading.

DATED this 11th day of June, 2018

Signed “John Lewis Sims”
John Lewis Sims

www.kinross.com